UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

VERSAR, INC.

(Name of Subject Company)

KINGSWOOD GENESIS FUND I, LLC

KW GENESIS MERGER SUB, INC.

KINGSWOOD CAPITAL I, LP

KINGSWOOD CAPITAL MANAGEMENT, LLC

(Name of Filing Persons (Offerors))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

925297103

(CUSIP Number of Class of Securities)

Alex Wolf
Kingswood Capital Management, LLC
11777 San Vicente Blvd., Suite 650
Los Angeles, California 90049
(424) 744-8238

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons

With a copy to:

Jessica M. Norris, Esq.
Dentons US LLP
4520 Main Street, Suite 1100
Kansas City, Missouri 64111-7700
(816) 460-2604
Facsimile: (816) 531-7545

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,527,826.35	$190.21

*                                         Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Versar, Inc. (“Versar”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by adding (i) 10,097,259 issued and outstanding Shares (as defined below), multiplied by the offer price of $0.15 per share (the “Offer Price”) and (ii) 88,250 Shares issuable pursuant to outstanding Restricted Shares and RSUs multiplied by the Offer Price. The foregoing figures have been provided by the issuer to the offerors and are as of October 6, 2017, the most recent practicable date.

**                                  The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2018, issued August 24, 2017, is calculated by multiplying the Transaction Valuation by $0.0001245.

☒                                  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $190.21.	Filing Party: KW Genesis Merger Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: October 6, 2017

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) to the Tender Offer Statement on Schedule TO (together with this Amendment and any other amendments and supplements thereto, the “Schedule TO”) is being filed by Kingswood Capital I, LP, a Delaware limited partnership (“KC I”), Kingswood Genesis Fund I, LLC, a Delaware limited liability company and a wholly owned subsidiary of KC I (“Parent”), KW Genesis Merger Sub, Inc., a Delaware company and a wholly owned subsidiary of Parent (“Purchaser”) and Kingswood Capital Management, LLC, a Delaware limited liability company (“KCM”). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, $0.01 par value (the “Shares”), of Versar, Inc., a Delaware corporation (“Versar” or the “Company”), other than any Shares that are owned immediately prior to the commencement of the Offer by Parent, Purchaser, Versar or any of their wholly owned subsidiaries, at a price of $0.15 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and conditions set forth in the offer to purchase dated October 6, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.  Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Offer to Purchase of the Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11 as reflected below:

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

At 11:59 P.M., New York City time, on Friday, November 10, 2017, the Offer and the withdrawal rights expired. The Paying Agent advised Purchaser that, as of the expiration of the Offer, a total of 5,633,150 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered in settlement or satisfaction of such guarantee prior to the expiration of the Offer) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 51.3% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived. Purchaser irrevocably accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer, and payment of the Offer Price for such Shares will be made promptly by the Paying Agent.

Kingswood and Purchaser will complete the acquisition of the Company by consummating the Merger pursuant to the Merger Agreement without a meeting of the Company stockholders in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, each Share (other than Dissenting Shares and Shares held by the Company, Kingswood or Purchaser or any of their respective wholly owned subsidiaries) then outstanding will be canceled and converted into the right to receive the Offer Price, in cash, without interest and subject to required withholding of taxes.

As a result of the Merger, the Shares will be delisted and will cease to trade on the OTCMarkets. Kingswood and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On November 13, 2017, Kingswood issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(i) hereto, and is incorporated herein by reference.

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Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(i)                           Press Release dated November 13, 2017, announcing completion of the transaction.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2017

KINGSWOOD GENESIS FUND I, LLC

	By:	/s/ Alexander M. Wolf
		Name:	Alexander M. Wolf
		Title:	President

KW GENESIS MERGER SUB, INC.

	By:	/s/ Alexander M. Wolf
		Name:	Alexander M. Wolf
		Title:	President

KINGSWOOD CAPITAL I, LP

	By:	Kingswood Capital GP, LLC,
Its General Partner

		By:	/s/ Alexander M. Wolf
			Name:	Alexander M. Wolf
			Title:	President

KINGSWOOD CAPITAL MANAGEMENT, LLC

	By:	/s/ Alexander M. Wolf
		Name:	Alexander M. Wolf
		Title:	President

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EXHIBIT INDEX

Index No.
(a)(1)(i)	Offer to Purchase, dated October 6, 2017.*
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Press Release issued by Kingswood and Purchaser issued October 6, 2017.*
(a)(5)(i)	Press Release dated November 13, 2017, announcing completion of the transaction.
(d)(1)

Amended and Restated Agreement and Plan of Merger, dated September 27, 2017, by and among Kingswood, Purchaser and Versar (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Versar with the Securities and Exchange Commission on September 27, 2017).

(d)(2)	Non-Disclosure and Confidentiality Agreement, dated March 1, 2017, between Kingswood Capital Management, LLC and Versar.*
(d)(3)

Warrant Purchase Agreement, dated September 22, 2017, between Kingswood Capital Management, LLC and Bank of America, N.A.(incorporated by reference to Exhibit 2.2 to the Schedule 13D filed by Alexander M. Wolf, Kingswood Capital Management, LLC, Kingswood and Merger Sub with the Securities and Exchange Commission on October 2, 2017.

(d)(4)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to Form 8-K filed by Versar with the Securities and Exchange Commission on October 2, 2017).
(g)	Not applicable.
(h)	Not applicable.

* Previously filed with the Tender Offer Statement on Schedule TO filed on October 6, 2017.

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